Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated October 31, 2016

October 31, 2016
To Whom it May Concern,

Company	Coca-Cola West Co., Ltd.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquiries	Director/Senior Exec.Officer, Planning & Finance Division	Yasunori Koga
（TEL 092-641-8774）

Announcement regarding an absorption-type company split agreement signed associated with a shift to Holding Company Structure

With regards to “Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd.-Integrated Company to be Named Coca-Cola Bottlers Japan Inc.-” announced on September 30, 2016 (hereinafter referred to as the “press release on the business integration”), this is to notify that today we and our wholly-owned subsidiary newly established as New CCW Establishment Preparation Co., Ltd.(hereinafter referred to as “New CCW”) entered into an absorption-type company split (hereinafter referred to as the “Company Split”) that transfers the rights and obligations of all of CCW’s businesses other than its group management/administration operations and the management of its assets to New CCW based on the business integration agreement as follows:

1.	Objective and summary of the Company Split, Overview of business unit to split
Please refer to the “press release on the business integration”.

2.	Overview of the company (New CCW) established as the succeeding company in the Company Split
(1)	Overview
Trade name	New CCW Establishment Preparation Co., Ltd.
Location	7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture
Representative Title/Name	Representative Director & President Tamio Yoshimatsu
Description of Business	Production and sale of beverages/foods

Capital	100 MM yen
Foundation	Oct 27, 2016
Shares Issued	1 share
Accounting Term	Dec. 31
Major Shareholders and Shareholding Ratio	Coca-Cola West Co., Ltd. 100%
Relationships between the concerned parties
Capital relationship	CCW owns 1 share of New CCW (100% of issued shares).
Personal relationship	CCW dispatches directors as well as audit and supervisory members to New CCW.
Business relationship	N/A
(Note) The description is based on the date established.

(2)	Overview of the performances for the past 3 years
New CCW Establishment Preparation Co., Ltd.
Fiscal Year	As of Oct. 27, 2016
Net Asset	100 MM yen
Total Asset	100 MM yen
Net Assets per Share	100 MM yen
Net Sales Revenue	－
Operating Income	－
Ordinary profit	－
Profit attributable to owners of the parent	－
Net Income per Share	－
Dividend per Share	－

(Note) As there is no immediate past fiscal year, only the items in P/L statement on the day of establishment are indicated.
Thank you,

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Co., Ltd. (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:
Company Name:	Coca-Cola West Co., Ltd.
Address:	7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge:	Masakiyo Uike, Finance Department
Tell: +81-92-641-8585	Email: masakiyo-uike@ccwest.co.jp

This document includes information that may be applicable to the “descriptions pertaining to future assumptions” with respect to the success of failure of the Business Integration between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd. in addition to the outcomes thereof.  Except for the facts in the past or at present, the information provided herein may be applicable to the descriptions pertaining to future assumptions. The descriptions pertaining to future assumptions are based on the preconditions and decisions made by both parties according to the information made available at present and therefore contain known and/or unknown risks and uncertainties.  Due to these factors, the future business performance, business results, and financial conditions of both or either party (or the group after the integration) expressed or implied in the descriptions of future assumptions may produce significantly different outcomes from the content provided herein.  Please note that neither party assumes no obligation to update or make public the descriptions pertaining to future assumptions after the date hereof.  We request investors to refer to the disclosures that may be made by both parties (or the group after the integration) as to the announcement in Japan in the future and documents submitted to SEC.
The above-mentioned risks, uncertainties, and other factors include, but not limited to, the following items:
(1)	If and any case should considerable difficulty in the business integration of CCW and CCEJ arise
(2)	Relationship between the holding company and TCCC/CCJC after the business integration
(3)	Possibility of negative impact to the holding company’s financial results due to damage to brands caused by products quality issues
(4)	Impact on products demand of the holding company cause by heightening of the health consciousness among consumers
(5)	Changes in the market environment, including change in competitive environment and customer relationships with major customers
(6)	Unfavorable climate change for soft drinks sales
(7)	Fierce competition in health care/skin care business
(8)	Fluctuation in economic conditions both domestically and globally
(9)
The possibilities of incurring compliance expenses due to changes in respective laws, regulations and standards as well as further tightening of current regulations, etc. applicable to the holding company

(10)	The possibility of deleting and/or embezzlement of personal information and confidential information caused by malfunction of IT system, cyber accidents and/or any other reasons
(11)	The possibility of force majeure, or man made disasters which may trigger negative impact to employees, offices and major facilities and IT systems of the holding company
(12)	The possibility of water shortage